

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 26, 2010

Mr. Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036

> **RE:** **The Interpublic Group of Companies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-06686**

Dear Mr. Mergenthaler:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill and Other Intangible Assets, page 18

1. We note that goodwill represents 27% of your assets as of December 31, 2009. You disclose that changes in certain circumstances or conditions could result in future impairment charges. But it is unclear from your disclosure whether the goodwill in any of your reporting units is currently at risk of a potential impairment. Please disclose the following information for each reporting unit for which fair value is not substantially in excess of the carrying value:

   - the percentage by which fair value exceeded carrying value as of the most recent step-one test;
   - the amount of goodwill allocated to the unit;
   - a description of the methodology used to determine fair value;
   - a description of key assumptions used and how the key assumptions were determined; and
   - a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

   Otherwise disclose in your critical accounting policies, if true, that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us with your proposed disclosures.

2. We refer to the sensitivity analysis presented in connection with your discussion of the critical accounting estimates associated with goodwill. Please tell us in detail about the message you are trying to convey to your investors through three tables on page 19 representing the low-end, average and high-end valuation ranges.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director